UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD Specialized Disclosure Report

WEST PHARMACEUTICAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	1-8036	23-1210010
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

530 Herman O. West Drive, Exton, PA		19341-0645
(Address of principal executive offices)		(Zip Code)

William J. Federici, 610-594-2900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1     Conflict Minerals Disclosure

Item 1.01     Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, this Specialized Disclosure Report on Form SD of West Pharmaceutical Services, Inc. is for the period from January 1, 2015 to December 31, 2015. Unless the context indicates otherwise, “West,” “we,” “us,” and “our” refer to West Pharmaceutical Services, Inc. and its subsidiaries.

We have evaluated our product lines and determined that during 2015, certain of our operations manufactured, or contracted to manufacture, products for which 3TGs (as defined below) are necessary to their functionality or production (“Covered Products”). The term “3TGs” refers to columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives (tantalum, tin and tungsten). Accordingly, we have conducted a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine in good faith whether any of the 3TGs in the Covered Products originated in the Democratic Republic of the Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola), or were from recycled or scrap sources.

Information about our RCOI, as well as the steps we have taken to exercise due diligence on the source and chain of custody of any 3TGs in the Covered Products, is included in our Conflict Minerals Report, which is included as an exhibit to this Form SD. In addition, our Conflict Minerals Report is publicly available at: http://www.westpharma.com/en/Investors/Pages/SECFilings.aspx.

Forward-Looking Statements

This Specialized Disclosure Report on Form SD, including the Conflict Minerals Report filed as exhibit thereto, contains forward-looking statements that are based upon management’s expectations and beliefs concerning future events impacting West. Certain matters contained herein concerning the future, including, but not limited to, risk mitigation steps, constitute forward-looking statements and are based upon management’s expectations and beliefs. All forward-looking statements are, by their nature, subject to risks, uncertainties, and other factors. There can be no assurance that these future events will occur as anticipated. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. For a description of certain factors that could cause our future results to differ materially from those expressed in any forward-looking statement, see Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2015, entitled “Risk Factors.”

Item 1.02     Exhibit

West has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2     Exhibits

Item 2.01     Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WEST PHARMACEUTICAL SERVICES, INC.

/s/ William J. Federici
William J. Federici
Senior Vice President and Chief Financial Officer

May 27, 2016

EXHIBIT INDEX

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.